UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            INFORMATION REQUIREMENTS FOR FILINGS UPON ACQUISITION OF
             FIVE PERCENT OF A CLASS OF EQUITY SECURITIES SUBJECT TO
                   THE REPORTING REQUIREMENTS OF THE 1934 ACT

                                  SCHEDULE 13D

                        Under the Securities Act of 1934


                          GOLDEN PHOENIX MINERALS, INC.
              -----------------------------------------------------
                             (Exact name of Issuer)

                                  COMMON STOCK
                       ----------------------------------
                         (Title of Class of Securities)

                                   381149-10-3
                        --------------------------------
                                 (CUSIP Number)

                        Michael R. Fitzsimonds, President
                          3599 Airway Drive, Suite 405
                                 Reno, NV 89511
                                 (775) 653-4919
  -----------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  March 1, 1999
                           ---------------------------
             (Date of Event which Requires Filing of the Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
________ .

CUSIP NO.: 381149 10 3






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(1)      Names of Reporting Persons.  S.S. or
         I.R.S. Identification Number of Above
         Persons

         John W. Whitney
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(2)      Check the Appropriate Box if a Member
         of a Group (See Instructions)                        (a)
                                                                   -------
                                                              (b)   xxx
                                                                   -------
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(3)      SEC Use Only

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(4)      Source of Funds (See Instructions)

         John W. Whitney            PF
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(5)      Check if Disclosure of Legal Proceedings
         is Required Pursuant to Items 2(d) or 2(e)

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(6)      Citizenship of Place of Organization:

         USA

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Number of Shares  Beneficially  Owned by Each Reporting Person (John W. Whitney)
in Golden Phoenix Minerals, Inc.


Number of Shares           (7)  Sole Voting Power                     10,000,000

Beneficially Owned         (8)  Shared Voting Power

by Each Reporting          (9)  Sole Dispositive  Power

Person With                (10) Shared Dispositive Power



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(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                 10,000,000
                 ----------
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(12) Check if the  Aggregate  Amount in Row (11)  Excludes  Certain  Shares (See
     Instructions)

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(13)     Percent of Class Represented by Amount in Row (11)         28.0

         Row (11) represents 28% of the issued and outstanding shares of the issuer on a fully diluted basis.
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(14)     Type of Reporting Person (See Instruction)

         John W. Whitney            IN
                                    ----
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Item 1.           Security and Issuer

Class of equity securities to which this statement relates:      Common Stock

Name and Address of Principal Executive Offices of
Issuer of Securities:

                                           Golden Phoenix Minerals, Inc.
                                           3595 Airway Drive, Suite 405
                                                  Reno, NV 89511

Item 2.           Identity and Background

          (a)  John W. Whitney
          (b)  6490 s. McCarran Blvd., Suite C-23, Reno, NV 8509
          (c) President of Itronics, Inc. and its two subsidiaries, Whitney & Whitney, Inc. and Itronics Metallurgical, Inc.
          (d)  None
          (e)  None
          (f)  U.S.A.

Item 3.           Sources and Amount of Funds or Other Consideration

   John W. Whitney            Personal Funds            Up to $1,000,000


Item 4.           Purpose of Transaction


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Description of any plans or proposals which the reporting persons may have which relate to or would result in:

(a)      None.
(b)      None.
(c)      None.
(d)      None.
(e)      None.
(f)      None.
(g)      None.
(h)      None.
(i)      None.
(j)      None.

Item 5.           Interest in Securities of Issuer

(a) In the aggregate  John W. Whitney has subscribed  for  twenty-eight  percent
(28%) of the issued and outstanding shares of the issuer on a fully diluted basis. These percentages are based on full dilution calculation which includes conversion of all outstanding convertible notes and exercise of all outstanding warrants. These percentages represent the total holdings by each of these entities.

     On March 1, 1999 John W. Whitney entered into an option agreement to purchase up to 10 million shares of Golden Phoenix Minerals, Inc. ("Golden") at a purchase price of $0.10 per share. The agreement provides that Mr. Whitney will invest a minimum of $20,000 per month until a total of $500,000 has been invested. The agreement further provides that for each share purchased, a three year option to buy an additional share at $0.10 will be issued. The option can be exercised at any time after it is issued, but there is not a commitment by Mr. Whitney to provide monthly funding beyond the first $500,000.

     Mr. Whitney is a co-owner of the Borealis property which is leased to Golden. During 1999, Mr. Whitney agreed to accept common shares in lieu of cash as payment of his portion of the monthly lease4 payment due from Golden. The total number of shares received under this arrangement during 1999 was 148,402. Mr. Whitney has verbally agreed with Golden to consider each month whether to accept common shares in lieu of cash during the year 2000. If he accepts shares, the total amount issued will not exceed 185,000. The actual amount received will depend upon the share price at the end of the month prior to the month in which the lease payment is due.

     At December 30, 1999 Mr. Whitney owned directly 3,024,437 Golden common shares.

     Mr. Whitney is more than 10% owner of Itronics, Inc. which owns Whitney & Whitney, Inc., a mining technical services consulting firm. Mr. Whitney is President of both Itronics, Inc. and Whitney & Whitney, Inc. On March 5, 1999 Golden entered into a three year mining technical services agreement with Whitney & Whitney, Inc. This agreement provides that up to $15,000 per quarter in fees payable by Gold to Whitney & Whitney for services provided may be payed with Golden restricted common shares. The amount of shares to be paid is dependent upon the shares price at the end of the month prior to the month in which the services are provided. This agreement provides that over the three



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year term up to $180,000 of services may be paid with common shares.  A total of
736,267 shares were issued to Whitney & Whitney, Inc. in 1999 under this agreement. Due to his position in Whitney & Whitney, Inc. and his ownership of Itronics, Inc., Mr. Whitney may be deemed to control the Gold shares owned by Whitney & Whitney, Inc.

(b)      10,000,000

(c) On November 11, 1999, Mr. Whitney, in Reno, Nevada, received 13,632 Golden Phoenix Minerals, Inc. ("Golden") common shares which were valued at $0.09 per shares and which were in lieu of cash payment for the Borealis monthly lease payment which was due on October 24, 1999.

     On November 22, 1999, Mr. Whitney, in Reno, Nevada, exercised a portion of his option and invested $10,000 to buy 100,000 Golden common shares at a price of $0.10 per share.

     On December 7, 1999, Mr. Whitney, in Reno, Nevada, exercised a portion of his option and invested $10,000 to buy 10,000 Golden common shares at a price of $0.10 per share.

     On December 28, 1999, Mr. Whitney, in Reno, Nevada, received 13,632 Golden common shares which were valued at $0.09 per share and which were in lieu of cash payment for the Borealis monthly lease payment which was due on November 24, 1999.

(d)      None.

(e)      Not Applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of Issuer

         None.

Item 7.  Material to Be Filed as Exhibits

         None.



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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Name                                 Title                     Date
------------                         ------------              --------


/s/John W. Whitney                   Shareholder                January 4, 2000
--------------------------
John W. Whitney